UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2007
August 7, 2007. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the second quarter of fiscal year 2007, ended June 30, 2007, including for the first time Banagrícola’s results1.

CONSOLIDATED BALANCE SHEET	Bancolombia Stand Alone Basis					Including Banagricola
AND INCOME STATEMENT	Quarter			Growth			Growth
(Ps millions)	2Q06	1Q07	2Q07 *	2Q07*/1Q07	2Q07*/2Q06	1H07	1H07/1H06
ASSETS
Loans and financial leases, net	21,084,601	24,869,858	26,234,049	5.49%	24.42%	31,110,145	47.55%
Investment securities, net	7,954,602	5,248,891	5,175,402	-1.40%	-34.94%	5,517,317	-30.64%
Other assets	4,448,419	6,344,005	6,674,828	5.21%	50.05%	8,383,636	88.46%

Total assets	33,487,622	36,462,754	38,084,279	4.45%	13.73%	45,011,098	34.41%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	20,681,265	24,237,791	24,101,922	-0.56%	16.54%	29,540,131	42.84%
Non-interest bearing	3,282,769	3,956,609	3,620,506	-8.49%	10.29%	4,499,236	37.06%
Interest bearing	17,398,496	20,281,182	20,481,416	0.99%	17.72%	25,040,895	43.93%
Other liabilities	9,590,872	8,803,978	10,372,129	17.81%	8.15%	11,902,250	24.10%
Total liabilities	30,272,137	33,041,769	34,474,051	4.33%	13.88%	41,442,381	36.90%
Shareholders’ equity	3,215,485	3,420,985	3,610,228	5.53%	12.28%	3,568,717	10.99%

Total liabilities and shareholders’ equity	33,487,622	36,462,754	38,084,279	4.45%	13.73%	45,011,098	34.41%

Interest income	484,489	892,401	1,013,532	13.57%	109.20%	2,192,023	77.87%
Interest expense	301,759	353,834	416,793	17.79%	38.12%	887,134	49.98%
Net interest income	182,730	538,567	596,739	10.80%	226.57%	1,304,889	103.61%
Net provisions	(7,554)	(37,109)	(129,229)	248.24%	1610.74%	(193,607)	232.48%
Fees and income from service, net	210,335	214,169	220,186	2.81%	4.68%	537,422	29.05%
Other operating income	87,677	31,052	54,232	74.65%	-38.15%	79,596	-53.89%
Operating expense	(426,601)	(477,117)	(506,913)	6.25%	18.83%	(1,119,165)	32.37%
Non-operating income, net	55,515	13,712	17,344	26.49%	-68.76%	14,213	-75.40%
Income tax expense	(33,054)	(83,317)	(71,027)	-14.75%	114.88%	(175,654)	74.20%

Net income	69,048	199,957	181,332	-9.31%	162.62%	447,694	58.11%

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP, and are stated in nominal terms and have not been audited. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” There have been no changes to the Bank’s principal accounting policies in the quarter ended June 30,2007. The statements of income for the 2Q2007 are not necessarily indicative of the results that may be expected for the entire year or any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

2Q07* Corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock, excluding Banagrícola’s results.
1H07 corresponds to the financial statements of BANCOLOMBIA, including Banagrícola, for the first half of the year 2007. For this presentation, the income statement comparisons have been made between semesters, and not quarters as the Bank usually reports, because Banagrícola’s results and consolidation were calculated on a semester basis.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified.
Representative Market Exchange Rate: June 30, 2007 Ps 1,960.61 = US$ 1 Average exchange rate June 2007 Ps 2,125.83 = US$ 1

2Q07
1. HIGHLIGHTS:
•
This is the first time that BANCOLOMBIA releases consolidated results since the acquisition of Banagricola which settled on May 16, 2007, therefore, going forward, the Bank’s consolidated financial statements will include Banagrícola’s results. However, for this presentation BANCOLOMBIA’s consolidated results excluding Banagricola are presented on a quarterly basis permitting trend analysis.

Including Banagrícola
•	Total assets contributed by the consolidation of Banagricola amounted to Ps 6,927 billion, where net loans and financial leases totaled Ps 4,876 billion and net investment securities Ps 342 billion.

•	The net income contributed by the consolidation of Banagricola amounted to Ps 66.4 billion on the first semester of 2007.
BANCOLOMBIA with Banagrícola
•	Net income for the first half of 2007 totaled Ps 447.7 billion, increasing 58.1% as compared to the first half 2006.

•	Net loans and financial leases totaled Ps 31,110 billion.

•	Investments in debt securities totaled Ps 5,363 billion (11.9% of total assets).

•	Net interest income for the first half of 2007, totaled Ps 1,304.9 billion.
Stand Alone Basis 2
•	The Bank’s net income for the second quarter of 2007 totaled Ps 181.3 billion.

•	Net loans and financial leases totaled Ps 26,234 billion as of June 30, 2007, representing an increase of 5.5% over the quarter and a 24.4% over the year.

•	Debt securities represented 11.1% of total assets as of June 30, 2007, decreasing 15.0% over the quarter and 45.1% over the year.

•
The net interest income for the period ended June 30, 2007, represented an increase of 10.8% over the quarter and 226.6% over the year. The Bank’s net interest margin for the second quarter of 2007 was 7.42%.

•
The efficiency measured as operating expenses as a percentage of interest, fees, services and other operating income for the second quarter of 2007, was 58.2% improving from the 60.9% on the previous quarter.

•
The allowances for loan losses increased 8.0% over the quarter and 25.9% over the year. The asset quality remained in similar ratios as the past due loans to total loans stayed at 2.7% and the allowances to past due loans remained close to 130%.

[2]	Defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock, excluding Banagrícola results.

2Q07
•
On the second quarter of 2007, the Bank concluded the public offering of US$400 million U.S. dollar denominated subordinated notes due 2017. Additionally, on July 24, 2007, BANCOLOMBIA concluded its public offering of preferred shares. As a result of this transaction, the Bank increased its equity by approximately Ps 927.6 billion (US$ 480 million). Most of this equity increase took place in July and it is not reflected on June’s consolidated balance sheet[3].

	Quarter				As of
KEY FINANCIAL HIGHLIGHTS	2Q 06	1Q 07	2Q 07 *	1H 07	Jun-06	Jun-07 *
Net Income (Ps millions)	68,048	199,957	181,332	447,694	283,150	381,289
Basic and Diluted net income per ADS	0.147	0.502	0.508	1.254	0.603	1.069
Return on average total assets (1)	0.85%	2.28%	2.00%	1.99%	1.87%	2.11%
Return on average shareholders’ equity (2)	8.56%	22.06%	20.28%	25.09%	17.41%	21.32%
P/BV ADS (3)	3.52	3.23	3.24	3.28
P/BV Local (4) (5)	3.03	3.19	3.10	3.14
P/E (6)	37.00	13.69	15.65	12.68
Weighted average of Preferred and Common Shares outstanding	727,827,005	727,827,005	727,827,005	728,314,060

(1)	Defined as annualized quarterly-semester net income divided by monthly average assets.

(2)	Defined as annualized quarterly-semester net income divided by monthly average equity.

(3)	Defined as ADS price divided by ADS book value.

(4)	Defined as share price divided by share book value.

(5)	Share prices on the Colombian Stock Exchange

(6)	Defined as market capitalization divided by annualized quarter results

[3]	The outstanding total number of shares as of June the 30th was 730,749,332.
2Q07* Corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock, excluding Banagrícola’s results.
Jun- 07* corresponds to the financial statements of BANCOLOMBIA, excluding Banagrícola, for the first half of the year 2007.

2Q07
2. CONSOLIDATED BALANCE SHEET
2.1. Assets
BANCOLOMBIA’s total assets amounted to Ps 45,011 billion as of June 30, 2007. The increase in total assets was primarily due to the impact of Banagrícola’s assets (Ps 6,927 billion) in the consolidated balance sheet.
On a stand alone basis, the Bank’s total assets at the end of the second quarter of 2007 amounted to Ps 38,084 billion, representing an increase of 4.4% as compared to Ps 36,463 billion for the first quarter of 2007 and a 13.7% increase, as compared to Ps 33,488 billion as of June 30, 2006.
2.1.1. Loan Portfolio
•	BANCOLOMBIA including Banagrícola
As of June 30, 2007, total loans and financial leases totaled Ps 31,110 billion of which Ps 4,876 billion correspond to the consolidation of Banagricola.
Corporate loans amounted to Ps 15,835 billion, retail and small medium-sized enterprise (“SME”) loans amounted to Ps 9,447 billion, financial leases amounted to Ps 3,990 billion and mortgage loans amounted to Ps 2,956 billion.
•	Stand Alone Basis
Due to a solid expansion of the Colombian aggregate demand and its subsequent effect on the credit appetite, total loans and financial leases continued to grow, although moderating its growing pace due to the measures implemented by Colombia’s Central Bank, reaching a total of Ps 26,234 billion, as of June 30, 2007, representing a 5.5% increase as compared to March 31, 2007 and 24.4% increase as compared to June 30, 2006.
Corporate loans amounted to Ps 13,162 billion as of June 30, 2007, representing a 2.7% increase as compared to Ps 12,820 billion as of March 31, 2007 and a 17.3% increase as compared to Ps 11,224 billion as of June 30, 2006.
SME’s loans amounted to Ps 8,004 billion as of June 30, 2007, representing a 8.3% increase as compared to Ps 7,394 billion as of March 31, 2007 and a 37.9% increase as compared to Ps 5,806 billion as of June 30, 2006.
Financial leases amounted to Ps 3,990 billion at June 30, 2007, increasing 4.1% over the quarter and 28.7% over the year.
Mortgage loans amounted to Ps 2,039 billion as of June 30, 2007, increasing 19.0% over the quarter and 18.6% over the year. It is important to note that BANCOLOMBIA securitized mortgage loans amounting to Ps 905 billion in the second half of 2006. Taking that into account, the increase in mortgage loans for the second quarter of 2007, including past securitizations, was 10.3% as compared to March 31, 2007 and 49.9% as compared to June 30, 2006.

2Q07

LOAN PORTFOLIO	As of				Growth
(Ps millions)	30-Jun-06	31-Mar-07	30-Jun-07 *	30-Jun-07	Jun-07/Mar-07	Jun-07/Jun-06
CORPORATE
Working capital loans	9,983,764	11,686,537	11,725,329	14,058,294	20.29%	40.81%
Loans funded by domestic development banks	394,049	348,662	523,519	608,272	74.46%	54.36%
Trade Financing	649,875	607,841	704,672	945,679	55.58%	45.52%
Overdrafts	147,057	124,476	136,293	145,706	17.06%	-0.92%
Credit Cards	49,363	53,053	72,669	76,867	44.89%	55.72%

TOTAL CORPORATE	11,224,108	12,820,569	13,162,482	15,834,818	23.51%	41.08%

RETAIL AND SMEs
Working capital loans	1,878,090	2,442,163	2,666,934	2,680,255	9.75%	42.71%
Personal loans	1,807,138	2,419,199	2,525,168	3,780,146	56.26%	109.18%
Loans funded by domestic development banks	405,651	386,636	439,181	439,583	13.69%	8.36%
Credit Cards	700,157	868,419	985,469	1,126,592	29.73%	60.91%
Overdrafts	176,774	175,633	197,251	218,921	24.65%	23.84%
Automobile loans	760,980	1,039,109	1,114,110	1,121,268	7.91%	47.35%
Trade Financing	77,305	62,692	75,849	80,230	27.97%	3.78%

TOTAL RETAIL AND SMEs	5,806,095	7,393,851	8,003,962	9,446,995	27.77%	62.71%

MORTGAGE	1,719,002	1,713,518	2,039,223	2,955,711	72.49%	71.94%

FINANCIAL LEASES	3,099,021	3,831,727	3,989,510	3,989,953	4.13%	28.75%

Total loans and financial leases	21,848,226	25,759,665	27,195,177	32,227,477	25.11%	47.51%
Allowance for loan losses and financial leases	(763,625)	(889,807)	(961,128)	(1,117,332)	25.57%	46.32%

Total loans and financial leases, net	21,084,601	24,869,858	26,234,049	31,110,145	25.09%	47.55%

2.1.2. Debt Securities Portfolio
•	BANCOLOMBIA including Banagrícola
BANCOLOMBIA’s investments in debt securities including Banagrícola amounted to Ps 5,363 billion (11.9% of total assets) as of June 30, 2007. The debt securities portfolio is classified as follows; Ps 1,999 billion in trading securities (37.3% of total debt securities), Ps 1,448 billion in available for sale securities (27.0% of total debt securities) and Ps 1,916 billion in held to maturity securities (35.7% of total debt securities).
•	Stand Alone Basis
Investment in debt securities amounted to PS 4,229 billion (11.1% of total assets) as of June 30, 2007. This decrease was primarily due to a strategic approach towards the increase on inflation and its consequences on the price of fixed income bonds, and is also explained by the level of emerging credit spreads at historical minimums that became a good opportunity for an asset reallocation, from investment securities to loan portfolio. The debt securities portfolio duration was 2.58 years as of June 30, 2007 on an unconsolidated basis.
2.1.3. Asset Quality
•	BANCOLOMBIA including Banagrícola
As of June 30, 2007, past due loans accounted for 2.7% of total loans, while the ratio of allowances to past due loans at the end of the quarter was 129.7%. Loans classified as C, D and E comprised 2.5% of total loans. In addition, the ratio of allowances to loans classified as C, D and E at the end of the quarter was 138.4%.

2Q07
•	Stand Alone Basis
During the second quarter of 2007, the composition of the loans and financial leases classification, changed as the loans classified as “B”, to total loans, increased to 3.7% from 2.8%, mainly due to a client’s classification review that took place in June, more than half of this increase is explained by clients that did not respond to the Bank’s periodic information update request. Nevertheless, past due loans accounted for 2.6%of total loans, while the ratio of allowances to past due loans at the end of the quarter was 138.7%
Loans classified as C, D and E comprised 2.5% of total loans as of June 30, 2007. Whereas the ratio of allowances to loans classified as C, D and E at the end of the quarter was 142.7%4.

LOANS AND FINANCIAL LEASES CLASSIFICATION
(Ps millions)	As of 30-Jun-06		As of 30-Mar-07		As of 30-Jun-07 *		As of 30-Jun-07
¨A¨ Normal	20,437,368	93.6%	24,348,087	94.5%	25,493,108	93.7%	30,307,013	94.1%
¨B¨ Subnormal	814,255	3.7%	719,860	2.8%	1,018,513	3.7%	1,101,821	3.4%
¨C¨ Deficient	199,243	0.9%	261,021	1.0%	210,619	0.8%	260,297	0.8%
¨D¨ Doubtful recovery	247,670	1.1%	220,989	0.9%	265,014	1.0%	295,430	0.9%
¨E¨ Unrecoverable	149,690	0.7%	209,708	0.8%	207,923	0.8%	262,916	0.8%

Total	21,848,226	100%	25,759,665	100%	27,195,177	100%	32,227,477	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.7%		2.7%		2.5%		2.5%

ASSET QUALITY	As of			Growth		Growth
(Ps millions)	30-Jun-06	31-Mar-07	30-Jun-07 *	2Q 07 */1Q 07	2Q 07 */2Q 06	30-Jun-07	2Q 07/1Q 07	2Q 07/2Q 06
Total performing past due loans (1)	281,598	316,748	308,111	-2.73%	9.42%	387,295	22.27%	37.53%
Total non-performing past due loans	310,069	375,570	395,532	5.32%	27.56%	486,762	29.61%	56.99%
Total past due loans	591,667	692,318	703,643	1.64%	18.93%	874,057	26.25%	47.73%
Allowance for loans and accrued interest losses	773,157	902,723	975,802	8.10%	26.21%	1,133,380	25.55%	46.59%
Past due loans to total loans	2.71%	2.69%	2.59%			2.71%
Non-performing loans as a percentage of total loans	1.42%	1.46%	1.45%			1.51%
“C”, “D” and “E” loans as a percentage of total loans	2.73%	2.69%	2.51%			2.54%
Allowances to past due loans (2)	130.67%	130.39%	138.68%			129.67%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	129.59%	130.50%	142.75%			138.45%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	249.35%	240.36%	246.71%			232.84%
Allowance for loan and accrued interest losses as a percentage of total loans	3.54%	3.50%	3.59%			3.52%
Percentage of performing loans to total loans	98.58%	98.54%	98.55%			98.49%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2)	Allowance means allowance for loan and accrued interest losses.
2.1.4. Goodwill
As a result of the acquisition of Banagrícola the goodwill increased to Ps 873.8 billion from Ps 33.2 billion as of March 31, 2007 (According to Colombian GAAP). This number includes Ps 752.2 billion generated on the transaction.

[4]	30- Jun- 07* corresponds to the financial statements of BANCOLOMBIA, excluding Banagrícola as of June 30, 2007.

2Q07
2.2. Liabilities
•	BANCOLOMBIA including Banagrícola
As of June 30, 2007, BANCOLOMBIA’s total deposits amounted to Ps 29,540 billion. Interest bearing deposits amounted to Ps 25,041 billion (84.8% of total deposits) and non-interest bearing amounted to Ps 4,449 billion (15.2% of total deposits).
•	Stand Alone Basis
Total deposits amounted to Ps 24,102 billion as of June 30, 2007, representing a decrease of 0.6% as compared to March 31, 2007, and an increase of 16.5% as compared to June 30, 2006. It is important to note that the composition of the deposits changed during the second quarter of 2007. As of March 30, 2007, checking accounts represented 7.0% of total interest bearing deposits, time deposits represented 40.1% and savings deposits represented 52.9%, while as of the second quarter of this year, they represented 5.2%, 44.2% and 50.6% respectively as of June 30, 2007.
As of June 30, 2007, time deposits increased 11.3% as compared to March 31, 2007, whereas checking accounts and savings deposits decreased 11.6% and 3.4% respectively as compared to the same period. As compared to June 30, 2006, saving deposits, time deposits and checking accounts increased 17.6%, 24.0% and 1.8%, respectively. This change took place due to the recent measures taken by the Colombia’s Central Bank in terms of marginal reserve requirements.
The increase on bonds of 74.8% over the second quarter of 2007 was due to the public offering of US$400 million U.S. dollar denominated subordinated notes due 2017.
2.3. Shareholders’ Equity
As of June 30, 2007 BANCOLOMBIA’s shareholders’ equity amounted to Ps 3,569 billion, representing an increase of 4.3% as compared to March 31, 2007 and an increase of 11% as compared to the figures presented on June 30, 2006.
Unrealized losses on available-for-sale debt securities amounted to Ps 23.2 billion as of June 30, 2007.
Also as of June 30, 2007, the Bank’s consolidated ratio of technical capital to risk-weighted assets including Banagrícola was 11.85%. The Bank estimates that its ratio of technical capital to risk-weighted assets including Banagrícola, after taking into account the equity increase that took place in July would be close to 14.19% 5 .

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps millions)	Jun-06	Mar-07	Jun-07 *	Jun-07
Basic capital (Tier I)	2,835,435	3,144,457	3,315,486	3,382,308
Additional capital (Tier II)	369,393	426,799	1,237,409	1,297,599
Technical capital (1)	3,204,828	3,571,256	4,552,895	4,679,907
Risk weighted assets included market risk	28,282,884	32,055,602	34,278,261	39,507,368

CAPITAL ADEQUACY (2)	11.33%	11.14%	13.28%	11.85%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is Technical capital divided by Risk weighted assets.

[5]	Jun- 07* corresponds to the financial statements of BANCOLOMBIA, excluding Banagrícola as of June 30, 2007.

2Q07
3. INCOME STATEMENT
BANCOLOMBIA’s net income for the first half of 2007, including Banagrícola, totaled Ps 447.7 billion. The net income contributed by the consolidation of Banagricola amounted to Ps 66.4 billion on the first semester of 2007.
On a stand alone basis6, the Bank’s net income for the second quarter of 2007 totaled Ps 181.3 billion, representing a decrease of 9.3%, as compared to Ps 200.0 billion for the first quarter of 2007 and an increase of 162.6% as compared to Ps 69.0 billion for the second quarter of 2006.
3.1. Net Interest Income
•	Bancolombia including Banagrícola
During the first half of 2007 interest on loans amounted to Ps 1,664.9 billion. The interest on loans contributed by the consolidation of Banagricola amounted to Ps 245.1 billion on the same period.
On the other hand, interests on investment securities amounted to Ps 217.7 billion on the first semester of 2007. The interests on investment securities contributed by the consolidation of Banagricola amounted to Ps 28.8 billion on the same period.
Total Interest expenses amounted to Ps 887.1 billion during the first semester ended June 30, 2007. The Interest expenses contributed by the consolidation of Banagricola amounted to Ps 116.5 billion on the semester.
Net interest income totaled Ps 1,304.9 billion for the first half of 2007. The net interest income contributed by the consolidation of Banagricola amounted to Ps 169.6 billion on the semester.
•	Stand Alone Basis
In a quarterly basis, interest on loans amounted to Ps 745.6 billion, increasing 10.6% as compared to the first quarter of 2007 (when interest on loans amounted to Ps 674.2 billion) and 37.1% as compared the second quarter of 2006 (when interest on loans amounted to Ps 543.6 billion). On the other hand, interests on investment securities amounted to Ps 106.2 billion, which represents an increase of 28.3% as compared to the first quarter of 2007 and an increase of 167.0% as compared to the second quarter of 2006.
Total interest expenses on the second quarter of 2007 amounted to Ps 416,793 million, increasing 17.8% as compared to the quarter ended March 31, 2007 and 38.1% as compared to the quarter ended June 30, 2006. These increases where mainly caused by the higher interest rates and cost of deposits, due to the tightening cycle of the Colombian Central Bank and the measures related to it.
Net interest income amounted to Ps 596.7 billion for the quarter ended June 30, 2007, increasing 10.8% as compared to the first quarter of 2007 and 226.6%, as compared to the figures presented for the second quarter of 2006.
Net interest margin for the second quarter of 2007 was 7.4%, improving from 6.8% on the previous quarter and 2.48% on the second quarter of 2006.

[6]	Defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock, excluding Banagricola`s results.

2Q07
3.2. Provisions
For the first half of the year, ended June 30, 2007, provisions for loan and interest losses, net of recoveries including Banagricola’s provisions amounted to Ps 247 billion.
On a stand alone basis, provisions for loan and interest losses, net of recoveries for the second quarter of 2007 amounted to Ps 146 billion, representing an increase of 96.3% as compared to Ps 74,392 million for the first quarter of 2007 and an increase of 117.3%, as compared to the second quarter of 2006, when such provisions amounted to Ps 67 billion. This increase can be explained mainly by the fact that the Bank continued adjusting its provisions to meet the Superintendency of Finance’s most recent requirements7. The provision related to this adjustment accounted for approximately 54% of the quarter’s figure.
On the other hand, on a stand alone basis, recoveries of provisions for foreclosed assets amounted to Ps 13,441 million during the second quarter of 2007, decreasing 54.3% as compared to the first quarter of 2007.
3.3. Fees and Income from Services
•	Bancolombia including Banagrícola
BANCOLOMBIA’s net fees and income from services amounted to Ps 537.4 billion during the first half of 2007. The net fees and income from services added by the consolidation of Banagricola amounted to Ps 103.1 billion on the semester.
•	Stand Alone Basis
Net fees and income from services amounted to Ps 220,186 million during the second quarter of 2007, increasing 2.8% as compared to the first quarter of 2007 and increasing 4.7% as compared to the second quarter of 2006.
Net fees and income from services figures were affected as compared to the second quarter of 2006 and to the first half of the same year due to the sale of Almacenar S.A. whose revenue income was included in the net fees and income from services line. When taking into account this event, the net fees and income from services increased 13.6% over the year.
On the other hand, in the brokerage fees there is a decrease of 8.4% as compared to the first quarter of 2007 and a decrease of 26.7% as compared to the first half of the year 2006, affecting directly the fees and income from services line. These were mainly due to a less dynamic Colombian capital market in the first half of 2007 as compared to the fist half of 2006.
During the second quarter of 2007, on a stand alone basis, BANCOLOMBIA’s accumulated unconsolidated credit card billing increased 28.5%, resulting in a 22.1% market share of the Colombian credit card business. In addition, the number of outstanding credit cards issued by BANCOLOMBIA increased 24.1%, resulting in a 14.9% market share.

[7]
External Circular 004 of 2005 issued by Superintendency of Finance modified the allowance percentages for loans classified in risk categories “A” and “B”. This new regulation has been in force since December 1, 2005. The Superintendency of Finance established a period of 19 months starting from December 1, 2005, to adjust the allowance using an installment methodology, that period ended on June 30, 2007.

2Q07

ACCUMULATED CREDIT CARD BILLING			%	2007
(Millions of pesos as of June 30, 2007)	June-06	June-07	Growth	Market Share
Bancolombia VISA	499.631	648.134	29,72%	7,12%
Bancolombia Mastercard	763.740	924.987	21,11%	10,17%
Bancolombia American Express	303.313	440.838	45,34%	4,85%
Total Bancolombia	1.566.684	2.013.958	28,55%	22,14%

Colombian Credit Card Market	7.273.940	9.098.199	25,08%

Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2007
(Outstanding credit cards as of June 30, 2007)	June-06	June-07	Growth	Market Share
Bancolombia VISA	205.237	246.507	20,11%	4,92%
Bancolombia Mastercard	272.303	328.563	20,66%	6,56%
Bancolombia American Express	123.282	170.737	38,49%	3,41%
Total Bancolombia	600.822	745.807	24,13%	14,88%

Colombian Credit Card Market	3.884.469	5.011.592	29,02%

Source: Credibanco y Redeban multicolor
3.4. Operating expenses
•	Bancolombia including Banagrícola
Operating expenses amounted to Ps 1,087.8 billion during the first half of 2007. The operating expenses contributed by the consolidation of Banagricola amounted to Ps 124.2 billion on the first semester of 2007.
During the first half of the year 2007, BANCOLOMBIA’s efficiency ratio as calculated by dividing operating expenses by net operating income was 58.2%. Also during the same period, BANCOLOMBIA’s efficiency ratio measured by dividing operating expenses by total assets was 5.0%.
•	Stand Alone Basis
Operating expenses amounted to Ps 493.5 billion, representing an increase of 4.9% as compared to the first quarter of 2007 when operating expenses amounted to Ps 470.2 billion and an increase of 19.6% as compared to the second quarter of 2006 when operating expenses amounted to Ps 412.5 billion.
Despite that the ratio of operating expenses divided by average total assets was 5.60%, coming from 5.43% of the prior quarter, the Bank’s efficiency ratio for the quarter as calculated by dividing operating expenses by net operating income improved to 58.19% from 60.87% of the prior quarter.

2Q07

	Quarter				As of
PRINCIPAL RATIOS	2Q 06	1Q 07	2Q 07 *	1H 07	Jun-06	Jun-07 *
PROFITABILITY
Net interest margin (1)	2.48%	6.76%	7.42%	6.73%	4.69%	7.06%
Return on average total assets (2)	0.85%	2.28%	2.00%	1.99%	1.87%	2.11%
Return on average shareholders ´ equity (3)	8.56%	22.06%	20.28%	25.09%	17.41%	21.32%

EFFICIENCY
Operating expenses as a percentage of interest, fees, services and other operating income (4)	88.74%	60.87%	58.19%	58.23%	68.74%	59.46%
Operating expenses to average assets	5.27%	5.43%	5.60%	4.97%	5.58%	5.43%

CAPITAL ADEQUACY
Period-end shareholders’ equity as a percentage of period-end total assets	9.60%	9.38%	9.48%	7.93%
Technical capital to risk weighted assets	11.33%	11.14%	13.28%	11.85%

(1)	Net Interest Income divided by monthly average interest-earning assets.

(2)	Net income divided by monthly average assets.

(3)	Net income divided by monthly average shareholders’ equity.

(4)	Operating expenses divided by monthly average assets.
Jun-07* & 2Q07* Correspond to the financial statements of BANCOLOMBIA, excluding Banagrícola.

2Q07

	As of			Growth			Growth
CONSOLIDATED BALANCE SHEET				Last			Last
(Ps millions)	Jun-06	Mar-07	Jun-07 *	Quarter	Annual	Jun-07	Quarter	Annual
ASSETS
Cash and due from banks	1,123,060	1,785,031	2,093,444	17.28%	86.41%	3,405,203	90.76%	203.21%
Overnight funds sold	647,403	1,644,686	497,960	-69.72%	-23.08%	513,713	-68.77%	-20.65%
Total cash and equivalents	1,770,463	3,429,717	2,591,404	-24.44%	46.37%	3,918,916	14.26%	121.35%

Debt securities	7,698,653	4,976,814	4,228,879	-15.03%	-45.07%	5,363,253	7.76%	-30.34%
Trading	3,990,245	2,470,100	1,999,470	-19.05%	-49.89%	1,999,470	-19.05%	-49.89%
Available for Sale	2,508,292	1,419,690	1,157,403	-18.47%	-53.86%	1,447,851	1.98%	-42.28%
Held to Maturity	1,200,116	1,087,024	1,072,006	-1.38%	-10.67%	1,915,932	76.25%	59.65%
Equity securities	334,519	348,326	1,023,424	193.81%	205.94%	231,115	-33.65%	-30.91%
Trading	137,378	184,153	70,590	-61.67%	-48.62%	70,613	-61.66%	-48.60%
Available for Sale	197,141	164,173	952,834	480.38%	383.33%	160,502	-2.24%	-18.59%
Market value allowance	(78,570)	(76,249)	(76,901)	0.86%	-2.12%	(77,051)	1.05%	-1.93%
Net investment securities	7,954,602	5,248,891	5,175,402	-1.40%	-34.94%	5,517,317	5.11%	-30.64%

Commercial loans	14,052,561	16,251,374	16,908,930	4.05%	20.33%	19,581,261	20.49%	39.34%
Consumer loans	2,903,674	3,840,002	4,144,674	7.93%	42.74%	5,569,558	45.04%	91.81%
Small business loans	73,968	123,044	112,840	-8.29%	52.55%	130,994	6.46%	77.10%
Mortgage loans	1,719,002	1,713,518	2,039,223	19.01%	18.63%	2,955,711	72.49%	71.94%
Finance lease	3,099,021	3,831,727	3,989,510	4.12%	28.73%	3,989,953	4.13%	28.75%
Allowance for loan losses	(763,625)	(889,807)	(961,128)	8.02%	25.86%	(1,117,332)	25.57%	46.32%
Net total loans and financial leases	21,084,601	24,869,858	26,234,049	5.49%	24.42%	31,110,145	25.09%	47.55%

Accrued interest receivable on loans	210,003	269,255	305,233	13.36%	45.35%	326,995	21.44%	55.71%
Allowance for accrued interest losses	(9,532)	(12,916)	(14,674)	13.61%	53.94%	(16,048)	24.25%	68.36%
Net total interest accrued	200,471	256,339	290,559	13.35%	44.94%	310,947	21.30%	55.11%

Customers’ acceptances and derivatives	54,707	174,370	233,689	34.02%	327.16%	237,126	35.99%	333.45%
Net accounts receivable	396,608	574,400	574,901	0.09%	44.95%	625,336	8.87%	57.67%
Net premises and equipment	649,493	696,105	741,687	6.55%	14.19%	885,393	27.19%	36.32%
Foreclosed assets, net	25,859	19,032	17,162	-9.83%	-33.63%	40,688	113.79%	57.35%
Prepaid expenses and deferred charges	50,516	40,751	83,846	105.75%	65.98%	119,440	193.10%	136.44%
Goodwill	53,991	33,250	778,555	2241.52%	1342.01%	873,854	2528.13%	1518.52%
Operating leases, net	149,800	211,625	341,659	61.45%	128.08%	345,446	63.23%	130.60%
Other	725,965	578,306	657,141	13.63%	-9.48%	662,265	14.52%	-8.77%
Reappraisal of assets	370,546	330,110	364,225	10.33%	-1.71%	364,225	10.33%	-1.71%

Total assets	33,487,622	36,462,754	38,084,279	4.45%	13.73%	45,011,098	23.44%	34.41%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,282,769	3,956,609	3,620,506	-8.49%	10.29%	4,499,236	13.71%	37.06%
Checking accounts	3,006,549	3,522,589	3,308,966	-6.06%	10.06%	4,150,606	17.83%	38.05%
Other	276,220	434,020	311,540	-28.22%	12.79%	348,630	-19.67%	26.21%

Interest bearing	17,398,496	20,281,182	20,481,416	0.99%	17.72%	25,040,895	23.47%	43.93%
Checking accounts	1,281,143	1,418,384	1,056,299	-25.53%	-17.55%	1,056,299	-25.53%	-17.55%
Time deposits	7,306,274	8,136,221	9,060,015	11.35%	24.00%	12,045,703	48.05%	64.87%
Savings deposits	8,811,079	10,726,577	10,365,102	-3.37%	17.64%	11,938,893	11.30%	35.50%

Total deposits	20,681,265	24,237,791	24,101,922	-0.56%	16.54%	29,540,131	21.88%	42.84%
Overnight funds	1,818,644	714,864	1,882,290	163.31%	3.50%	1,882,290	163.31%	3.50%
Bank acceptances outstanding	62,563	54,912	57,071	3.93%	-8.78%	57,071	3.93%	-8.78%
Interbank borrowings	1,899,892	1,649,062	1,063,584	-35.50%	-44.02%	1,752,518	6.27%	-7.76%
Borrowings from domestic development banks	2,439,329	2,556,219	2,750,898	7.62%	12.77%	2,780,660	8.78%	13.99%
Accounts payable	1,001,489	1,764,544	1,550,175	-12.15%	54.79%	1,573,156	-10.85%	57.08%
Accrued interest payable	218,011	191,296	217,200	13.54%	-0.37%	228,875	19.64%	4.98%
Other liabilities	392,553	368,275	388,437	5.47%	-1.05%	486,007	31.97%	23.81%
Bonds	1,382,430	1,119,807	1,957,128	74.77%	41.57%	2,438,909	117.80%	76.42%
Accrued expenses	320,850	335,695	447,415	33.28%	39.45%	516,710	53.92%	61.04%
Minority interest in consolidated subsidiaries	55,111	49,304	57,931	17.50%	5.12%	186,054	277.36%	237.60%

Total liabilities	30,272,137	33,041,769	34,474,051	4.33%	13.88%	41,442,381	25.42%	36.90%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	366,027	363,914	365,375	0.40%	-0.18%	365,375	0.40%	-0.18%
Retained earnings	2,325,159	2,503,244	2,671,671	6.73%	14.90%	2,612,363	4.36%	12.35%
Appropiated	2,042,009	2,303,287	2,290,382	-0.56%	12.16%	2,164,669	-6.02%	6.01%
Unappropiated	283,150	199,957	381,289	90.69%	34.66%	447,694	123.90%	58.11%

Reappraisal and others	580,639	560,705	596,421	6.37%	2.72%	614,218	9.54%	5.78%
Gross unrealized gain or loss on debt securities	(56,340)	(6,878)	(23,239)	237.87%	-58.75%	(23,239)	237.87%	-58.75%

Total shareholder’s equity	3,215,485	3,420,985	3,610,228	5.53%	12.28%	3,568,717	4.32%	10.99%

(1)	2Q07* and Jun-07* are defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns excluding Banagricola’s results.

(2)	Jun-07 are defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, including Banagricola’s results.

2Q07

	As of					Quarter			Growth
CONSOLIDATED INCOME STATEMENT			Jun-07*/Jun-06		Jun-07/Jun-06
(Ps Millions)	Jun-06	Jun-07 *	Growth	Jun-07	Growth	2Q 06	1Q 07	2Q 07 *	2Q 07 * /1Q 07	2Q 07 * /2Q 06
Interest income and expenses
Interest on loans	1,062,922	1,419,773	33.57%	1,664,884	56.63%	543,606	674,217	745,556	10.58%	37.15%
Interest on investment securities	(23,022)	188,940	920.69%	217,732	1045.76%	(158,401)	82,752	106,188	28.32%	167.04%
Overnight funds	17,635	44,296	151.18%	56,468	220.20%	8,620	14,993	29,303	95.44%	239.94%
Leasing	174,859	252,924	44.64%	252,939	44.65%	90,664	120,439	132,485	10.00%	46.13%
Total interest income	1,232,394	1,905,933	54.65%	2,192,023	77.87%	484,489	892,401	1,013,532	13.57%	109.20%

Interest expense Checking accounts	15,230	16,449	8.00%	19,355	27.08%	8,132	8,509	7,940	-6.69%	-2.36%
Time deposits	218,552	282,088	29.07%	346,805	58.68%	112,536	130,722	151,366	15.79%	34.50%
Savings deposits	112,121	207,834	85.37%	212,514	89.54%	56,844	92,832	115,002	23.88%	102.31%
Total interest on deposits	345,903	506,371	46.39%	578,674	67.29%	177,512	232,063	274,308	18.20%	54.53%

Interbank borrowings	55,669	41,948	-24.65%	70,102	25.93%	27,584	15,881	26,067	64.14%	-5.50%
Borrowings from domestic development banks	83,183	116,846	40.47%	119,777	43.99%	42,326	53,697	63,149	17.60%	49.20%
Overnight funds	47,115	53,404	13.35%	53,404	13.35%	26,280	28,687	24,717	-13.84%	-5.95%
Bonds	59,650	52,058	-12.73%	65,177	9.27%	28,057	23,506	28,552	21.47%	1.76%
Total interest expense	591,520	770,627	30.28%	887,134	49.98%	301,759	353,834	416,793	17.79%	38.12%

Net interest income	640,874	1,135,306	77.15%	1,304,889	103.61%	182,730	538,567	596,739	10.80%	226.57%
Provision for loan and accrued interest losses, net	(131,433)	(220,451)	67.73%	(246,961)	87.90%	(67,228)	(74,392)	(146,059)	96.34%	117.26%
Recovery of charged-off loans	32,074	33,163	3.40%	41,250	28.61%	15,327	15,375	17,788	15.69%	16.06%
Provision for foreclosed assets and other assets	(20,132)	(21,912)	8.84%	(30,758)	52.78%	(7,496)	(7,513)	(14,399)	91.65%	92.09%
Recovery of provisions for foreclosed assets and other assets	61,259	42,862	-30.03%	42,862	-30.03%	51,843	29,421	13,441	-54.31%	-74.07%

Total net provisions	(58,232)	(166,338)	185.65%	(193,607)	232.48%	(7,554)	(37,109)	(129,229)	248.24%	1610.74%
Net interest income after provision for loans and accrued interest losses	582,642	968,968	66.31%	1,111,282	90.73%	175,176	501,458	467,510	-6.77%	166.88%

Commissions from banking services and other services	69,320	94,623	36.50%	124,751	79.96%	41,357	46,141	48,482	5.07%	17.23%
Electronic services and ATM fees	42,550	34,423	-19.10%	37,126	-12.75%	21,825	17,489	16,934	-3.17%	-22.41%
Branch network services	26,151	48,016	83.61%	50,726	93.97%	13,318	24,087	23,929	-0.66%	79.67%
Collections and payments fees	33,844	51,909	53.38%	60,559	78.94%	18,680	24,927	26,982	8.24%	44.44%
Credit card merchant fees	4,314	10,229	137.11%	19,306	347.52%	2,079	6,119	4,110	-32.83%	97.69%
Credit and debit card annual fees	118,251	119,696	1.22%	119,745	1.26%	59,003	56,547	63,149	11.68%	7.03%
Checking fees	28,988	32,746	12.96%	33,100	14.19%	14,292	16,252	16,494	1.49%	15.41%
Warehouse services (2)	34,012	—	*	—	*	16,031	—	—	*	*
Fiduciary activities	28,870	32,454	12.41%	32,795	13.60%	13,275	15,859	16,595	4.64%	25.01%
Pension plan administration	—	—	*	41,267	*	—	—	—	*	*
Brokerage fees	36,111	26,465	-26.71%	29,949	-17.06%	12,728	13,814	12,651	-8.42%	-0.60%
Check remittance	5,589	5,024	-10.11%	11,126	99.07%	2,737	2,698	2,326	-13.79%	-15.02%
International operations	15,674	19,454	24.12%	20,832	32.91%	8,838	9,878	9,576	-3.06%	8.35%
Fees and other service income	443,674	475,039	7.07%	581,282	31.02%	224,163	233,811	241,228	3.17%	7.61%

Fees and other service expenses	(27,220)	(40,684)	49.46%	(43,860)	61.13%	(13,828)	(19,642)	(21,042)	7.13%	52.17%
Total fees and income from services, net	416,454	434,355	4.30%	537,422	29.05%	210,335	214,169	220,186	2.81%	4.68%

Other operating income
Net foreign exchange gains	143,463	(74,770)	-152.12%	(86,725)	-160.45%	132,194	(15,884)	(58,886)	270.73%	-144.55%
Forward contracts in foreign currency	(63,470)	106,614	267.98%	110,340	273.85%	(67,807)	26,846	79,768	197.13%	217.64%
Gains on sales of investments on equity securities	43,015	(15,123)	-135.16%	(15,123)	-135.16%	8,894	(15,185)	62	100.41%	-99.30%
Dividend income	19,718	15,879	-19.47%	16,146	-18.12%	98	14,703	1,176	-92.00%	1100.00%
Revenues from commercial subsidiaries	21,951	43,515	98.24%	43,515	98.24%	8,706	16,209	27,306	68.46%	213.65%
Insurance income	—	—	*	2,169	*	—	—	—	*	*
Communication, postage, rent and others	7,938	9,169	15.51%	9,274	16.83%	5,592	4,363	4,806	10.15%	-14.06%
Total other operating income	172,615	85,284	-50.59%	79,596	-53.89%	87,677	31,052	54,232	74.65%	-38.15%

Total income	1,171,711	1,488,607	27.05%	1,728,300	47.50%	473,188	746,679	741,928	-0.64%	56.79%
Operating expenses
Salaries and employee benefits	335,647	370,243	10.31%	412,846	23.00%	171,869	180,661	189,582	4.94%	10.31%
Bonus plan payments	8,288	24,155	191.45%	34,764	319.45%	61	11,865	12,290	3.58%	20047.54%
Compensation	1,598	10,219	539.49%	10,413	551.63%	882	6,025	4,194	-30.39%	375.51%
Administrative and other expenses	398,012	476,436	19.70%	540,519	35.80%	199,486	236,135	240,301	1.76%	20.46%
Deposit security, net	29,333	24,230	-17.40%	24,316	-17.10%	13,651	12,247	11,983	-2.16%	-12.22%
Donation expenses	135	596	341.48%	1,794	1228.89%	77	435	161	-62.99%	109.09%
Depreciation	48,034	57,810	20.35%	63,196	31.57%	26,436	22,835	34,975	53.16%	32.30%
Total operating expenses	821,047	963,689	17.37%	1,087,848	32.50%	412,462	470,203	493,486	4.95%	19.64%

Net operating income	350,664	524,918	49.69%	640,452	82.64%	60,726	276,476	248,442	-10.14%	309.12%
Merger expenses	12,478	—	*	—	*	7,814	—	—	*	*
Goodwill amortization (1)	11,987	20,341	69.69%	31,317	161.26%	6,325	6,914	13,427	94.20%	112.28%
Non-operating income (expense) Other income	141,745	61,940	-56.30%	64,157	-54.74%	121,284	33,607	28,333	-15.69%	-76.64%
Minority interest	(4,306)	(3,706)	-13.93%	(23,898)	454.99%	(1,545)	(2,407)	(1,299)	-46.03%	-15.92%
Other expense	(79,655)	(27,178)	-65.88%	(26,046)	-67.30%	(64,224)	(17,488)	(9,690)	-44.59%	-84.91%
Total non-operating income	57,784	31,056	-46.26%	14,213	-75.40%	55,515	13,712	17,344	26.49%	-68.76%
Income before income taxes	383,983	535,633	39.49%	623,348	62.34%	102,102	283,274	252,359	-10.91%	147.16%
Income tax expense	(100,833)	(154,344)	53.07%	(175,654)	74.20%	(33,054)	(83,317)	(71,027)	-14.75%	114.88%

Net income	283,150	381,289	34.66%	447,694	58.11%	69,048	199,957	181,332	-9.31%	162.62%

(1)	Includes Banco de Colombia and Comercia S.A.

(2)	Bancolombia sold its participation in Almacenar on February 2007.

(3)	2Q07* and Jun-07* are defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns excluding Banagricola’s results.

(4)	Jun-07 are defined as the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, including Banagricola’s results.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 7, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance